United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2002

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release dated November 06, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: November 06, 2002

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, November 6, 2002	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

GRUMA ANNOUNCES TOP MANAGEMENT CHANGES

At the ordinary session held today, the Board of Directors of GRUMA, S.A. de C.V. was informed of and accepted the resignation of Mr. Jaime Costa Lavin as President of GRUMA's Latin American Operations.

The Board of Directors decided that the Latin American subsidiaries will report, through each Chief Operating officer, to the Board of Directors through its Chairman. The Chief Operating Officers of the Latin American Operations will also count on the support provided by GRUMA's corporate structure.

The following executives were ratified: Roberto Gonzalez Alcala as Chief Operating Officer for GIMSA and PRODISA, Rafael Garate Munoz as Chief Operating Officer for Molinera de Mexico, Hans Bucher Chevez as Coordinator for GRUMA Centro America, and Enrique Orjuela Rincon as Chief Operating Officer for MONACA.

The proven experience and trajectory of the aforementioned executives will give continuity to and will strengthen the important institutionalization process that GRUMA started years ago.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA''s 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has more than 15,000 employees and 74 plants and, in 2001, had net sales of US$1.9 billion. For more information, visit www.gruma.com.